OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Creatics Enterprises Inc.

410 S. 1st Street
San Jose, CA 95113

www.creatics.org



10000 shares of Class B Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 107,000 shares* of Class B Common Stock ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 shares of Class B Common Stock ($10,000)

Company	Creatics Enterprises Inc.
Corporate Address	410 S. 1st St., San Jose, CA 95113
Description of Business	Creatics is a platform and marketplace for creative work empowering fans and enabling creators.
Type of Security Offered	Class B Common Stock
Purchase Price of Security Offered	$1.00 per share.
Minimum Investment Amount (per investor)	$300

Perks*

$300+ Complimentary Premium Account on Creatics

$1,500+ Allocation of 500 Points of Creatics Platform Currency

$5,000+ Name Recognition on the Founding Circle Site Page

$10,000+ Invitation to VIP Zoom Conference Event(s) with Creatics' Founder

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Creatics Enterprises Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going

live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 300 shares of Class B Common Stock at $1 / share, you will receive 30 Class B Common Stock bonus shares, meaning you'll own 330 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Headquartered in the Silicon Valley (and formed in Delaware), Creatics Enterprises Inc. is the media-tech corporation that designs, develops, and operates Creatics' services and products. Creatics is a platform and marketplace for creative work that connects and empowers fans and creators. Through discovery interactions, contests, and opportunities to create and connect, Creatics shifts the paradigm to engaged fans and enabled creators, driving creations that people want to buy and experience. CREATICS serves the ecosystems of Filmed Media, Writing, Music, Art, Tech...and more.

The Creatics platform is currently in the Alpha stage of development.

Creatics Features and Services are:

- Discovery Interactions: CREATICS provides everyone the opportunity to present their creations and creations they love to the community via personalized and fun profile implementations. Community interactions drive interest and consumption rather than old-school ads and consumption-based recommendations. Additionally, sponsored showcases further elevate

community loved creative work in combination with curated presentations. The resulting marketplace becomes direct between consumer and creative product.

- Contests: Fans engage in talent and content discovery contests and challenges, helping creators while predetermining a market for creators' finished work.
- Creativity Services & Products: Inspiring and informative how-to create videos, video conferences, and books along with luminary and professional mentoring help people create their work and dreams.
- Gamefication and Intra-platform Currency: Activity is rewarded on CREATICS with a fun points and currency system that provides opportunities, discounts, and benefits.

Creatics Enterprises has a formal partnership with Cinequest Inc. wherein Cinequest has provided and will continue to provide development and marketing resources and benefits in return for its allocation of common stock. Creatics Enterprises owns all aspects and IP of the Creatics platform and marketplace and all Creatics products and services.

Sales, Supply Chain, & Customer Base

Internet Consumer customer base. The supply chain of creators and creative work comes organically from the customer base of Creatics and through direct sales outreach to creators and creator aggregators.

Competition

Behance and Artstation are platforms that provide showcasing of various types of creative work. Various talent discovery television shows, starting with American Idol, have shown fan engagement with creator discovery. Kickstarter and IndieGoGo engage fan-creator communities in the funding of creative work. None of these have the fan-creator features, creativity engagements, or monetization (marketplace) strategies as Creatics. Also, Kickstarter and IndieGogo serve similar diversified creative ecosystems including tech, filmed media, writing, fashion, music, design, etc... whereas the other competitors are specific to a field such as design or music.

Liabilities and Litigation

The company is not involved in any litigation.

The team

Officers and directors

Halfdan Hussey	CEO, Co-Founder and Director
Kathleen J. Powell	Co-Founder and Director

Halfdan Hussey
Halfdan (hallf' dun) was a math prodigy who fell in love with the power of art and later technology. In addition to co-funding and building the legacy company Cinequest,

Halfdan has written books, produced movies, and been a confidante to many Silicon Valley technologists and entrepreneurs. He knows the good, the bad, and the ugly of today's producing and monetization of creative content. Creatics is the evolution of Halfdan's work to empower great creations and to connect people to these creations and to each other in spectacular ways. It also continues his lifelong passion to inspire others to create their dreams and get rewarded in the process. Metro Newspapers named Halfdan one of the 25 people who dramatically changed the Silicon Valley over the past decades. Halfdan has served as the Director & Co-Founder of Cinequest from its inception and as the CEO over the past 15 years working full time for the company. He has served as the Co-Founder & CEO of Creatics Enterprises since its inception in 2018 to present working full time and this is his primary role. When Creatics hits an inflection point in revenues and operational need, he will transition his role at Cinequest to Chair of the Board.

Kathleen J. Powell
Combining a diverse background in computer engineering and producing, plus a passion to bring the transformative vision of youth and creators to the world, Kathleen J. Powell is the Co-Founder of Creatics Enterprises and the President of Cinequest. Although gifted in math and science, the teenage Kathleen answered her father's question about her future as follows: "I want to be a truck driver." He convinced her to forego this apparent passion to pursue higher education. While gaining her Masters in computer science, a group of visionary artists convinced her to join their feature film project which premiered at Venice. Inspired, she would soon Co-Found Cinequest in the Silicon Valley. Cinequest brings together the Silicon Valley's spirit of innovation and technology with the creative arts to empower innovators, artists, youth, and audiences. Kathleen is happy to report, that under her leadership, Cinequest has been profitable each of its years in existence. Kathleen has served as the President & Co-Founder of Cinequest from its inception and over the past decade working full time for the company and this is her primary role. She is the Co-Founder of Creatics Enterprises since its inception in 2018 and is working full time with the company.

Number of Employees: 8

Related party transactions

Cinequest owns 5% of Creatics and is owned by Haldun and Kathleen, co-founders of Creatics. Five hundred thousand (500,000) shares of Class A Common Stock has been issued to Cinequest Inc. in return for past, present, and future services and marketing to the Creatics platform and/or to Creatics Enterprises Inc. Cinequest has provided the software engineering and product design and management teams for the building of the Creatics Alpha Stage 1 prototype platform.


RISK FACTORS


These are the principal risks that related to the company and its business:

- **In start-up development phase.** We are a start-up with an Alpha stage 1

prototype platform. We are in the process of completing our Alpha prior to our active acquisition campaign of users and to turning on our monetization strategies. Our intellectual property could be unenforceable or ineffective. Further, we have yet to turn a profit and there is no assurance that we will ever be profitable. If you are investing in this company, it's because you think Creatics is a good or great idea, and that the team will be successful in its vision and objectives.

- **Uncertain Risk** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the company's securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- **Business Projections** There can be no assurance that the company will meet our projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the company to make a profit and still attract business.

- **Transfer Rights** Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- **Valuation Speculation** The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. You should also be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

- **Undercapitalization** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional

equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

- **Management Discretion** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Due to the minority holder status, you will have very limited, if any, input with future decisions in running the company as well. This means that you will need to place trust in the management to grow and develop your investment.

- **Market Competition** We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Halfdan Hussie, 40.0% ownership, Class A Common Stock
- Kathleen J. Powell, 35.0% ownership, Class A Common Stock

Classes of securities

- Class A Common Stock: 8,000,000

  In addition to the 8,000,000 Class A Common Stock currently issued, the Company has authorized 1,500,000 Class A Common Stock options for its employees and partners. As of July 18, 2018, none of these options were granted or vested.

Voting Rights

The holders of shares of the Company's Class A Common Stock, $0.0001 par value per share are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Holders of shares of Class A Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Class A Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Class A Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Rights to Receive Liquidation Distributions

In the event of our liquidation or dissolution, holders of Class A Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class A Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- Class B Common Stock: 0

Voting Rights

The holders of Class B Common Stock are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding Class A Common Stock, holders of shares of Class B Common Stock are entitled to

receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Class B Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Class B Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation or dissolution, holders of Class B Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding Class A Common Stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class A Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of Class B Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

You may also be diluted by the granting, vesting and exercise of the Class A Common Stock options described above.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-06-09.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of the Alpha Stage 2 product, which we do not anticipate occurring until September 30, 2018. We project the Beta version of the product being completed by March 31, 2018. Based on our forecast, with the liquidity

of the anticipated full raise amount ($107,000), we anticipate that we can operate the business for 3 months without revenue generation.

Financial Milestones

Creatics Founders have funded the genesis and seed rounds (builds and tests) internally and through partnerships without diluting the company to date. Creatics Enterprises Inc. is offering a REg CF Equity round to achieve the following targeted milestones:

2018

- Alpha Platform Fully Functioning, Q3
- 100,000 Registered Users
- $400,000 cost
- 5 Headcount (FT paid equivalent)

2019 (Q1-Q3)

- Beta Platform Launch, Q2
- 400,000 Registered Users
- Revenue/Monetization Strategies Activated
- $600,000 cost
- 7 Headcount (FT paid equivalent)

Liquidity and Capital Resources

The company requires the infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Without proceeds from this Reg CF Offering, Creatics Enterprises would use Founders contributions to operate through Q3 of 2018.

Creatics Enterprises projects making a Reg A, Series A offering in 2019. The timing of this offering will be based on the amount of proceeds raised through the CF Offering and the success of consumer acquisition and revenue metrics.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$9,500,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the notes merely reflects the opinion of the board as to what would be fair market value. The Company has based this opinion on the strength of the experience of the management team. The Company has also compared the value of similarly situated competitors, such as Behance and Artstation, and believes that the valuation is correct to the best of their abilities. The pre-money valuation includes 1,500,000 shares allocated towards the company's stock option pool.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
R& D & Production	$9,400	$70,406
Marketing	$0	$25,145
Working Capital	$0	$5,029
Total Use of Net Proceeds	$9,400	$100,580

We are seeking to raise a minimum of $10,000 to $107,000 in this offering through Regulation Crowdfunding. If we manage to raise our over-allotment amount of $107,000, we believe the amount will last us 3 months and plan to use the net proceeds of approximately $100,000 over the course of that time as follows:

- 25% for Consumer-User Acquisition Marketing (SEO, organic/earned social, paid Instagram & Google, PR, Marketing & Sales staff)

- 70% for R&D and Production (Software Engineers, Product Designer, Product Management)
- 5% for G&A, Legal, and Accounting (shown as Working Capital in the above table)

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.creatics.org in the section labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Creatics Enterprises Inc.

[See attached]

I, Halfdan Hussie, the CEO & Founder of Creatics Enterprises Inc. hereby certify that the financial statements of Creatics Enterprises Inc. and notes thereto since inception for the periods ending May 31, 2018 to June 9, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The company was not in existence in the previous tax year

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 18th of July, 2018.

_____ (Signature)
Halfdan Hussie
CEO & Founder

July 18, 2018

CREATICS ENTERPRISES INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
SINCE INCEPTION (MAY 31, 2018) TO JUNE 9, 2018

Creatics Enterprises Inc.
Index to Financial Statements
Since Inception (May 31, 2018) to June 9, 2018
(unaudited)

CREATICS ENTERPRISES INC.
BALANCE SHEETS
AS OF JUNE 9, 2018
(unaudited)

ASSETS

Current Assets		
Checking/Savings	$	-
Total Current Assets		-
Total Fixed Assets, net		-
Other Assets		-
TOTAL ASSETS		**-**

LIABILITIES & EQUITY

Current Liabilities		
Accounts Payable		-
Total Current Liabilities		-
Long Term Liabilities		
Long term debt		-
Total Long Term Liabilities		-
Total Liabilities		-
Equity		
Common Stock, $0.0001 par value, 10,000,000 shares authorized, 8,000,000 issued, and outstanding		800
Subscription Receivable		(800)
Retained Earnings/(Deficit)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	**-**

CREATICS ENTERPRISES INC.
STATEMENTS OF OPERATIONS
FOR PERIODS (MAY 31, 2018) TO JUNE 9, 2018
(unaudited)

Revenue	$	-
Costs and expenses:		
Marketing and sales		-
General and administrative		-
Total costs and expenses		-
Income from operations		-
Interest and other income (expense), net		-
Income before provision for income taxes		-
Provision for income taxes		-
Net income	$	-

CREATICS ENTERPRISES INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR PERIODS (MAY 31, 2018) TO JUNE 9, 2018
(unaudited)

	Common stock		Subscription Receivable	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount			
Inception (May 31, 2018)	-	$ -	$ -	$ -	$ -
Issuance of founders' stock		-	-	-	-
Common Stock, $0.0001 par value, 8,000,000 shares issued, and outstanding	8,000,000	800	(800)	-	-
Net income (loss)		-	-	-	-
	8,000,000	800	(800)	-	-

CREATICS ENTERPRISES INC.
STATEMENTS OF CASH FLOWS
FOR PERIODS (MAY 31, 2018) TO JUNE 9, 2018
(unaudited)

Cash Flows From Operating Activities		
Net Income	$	-
Net Cash Used in Operating Activities	$	-
Increase in Cash and Cash Equivalents		
Cash and cash equivalents, beginning of period	$	-
Cash and cash equivalents, end of period	$	-
Supplemental Disclosures of Cash Information:		
Cash paid for interest	$	-
cash paid for income taxes	$	-
Non-Cash Investing and Financing Activities:		
Subscription Receivable	$	800

NOTE 1 – NATURE OF OPERATIONS

Creatics Enterprises Inc. was formed on May 31, 2018 ("Inception") in the State of Delaware. The financial statements of Creatics Enterprises Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Jose, California.

Headquartered in the Silicon Valley (and formed in Delaware), Creatics Enterprises Inc. is the media-tech corporation that designs, develops, and operates Creatics' services and products. Creatics is a platform and marketplace for creative work that connects and empowers fans and creators. Through discovery interactions, contests, and opportunities to create and connect, Creatics shifts the paradigm to engaged fans and enabled creators, driving creations that people want to buy and experience. CREATICS serves the ecosystems of Filmed Media, Writing, Music, Art, Tech…and more.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 9, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from consumers and partners when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
Founders have allocated 1,500,000 shares of Common Stock for future allocation to Employee and Partner Options.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
No debt at this time.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. We have not material commitments to date.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
In the founding of the company, we have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.0001 per share. As of June 9, 2018, the company has issued 8,000,000 shares of our common stock. On of July 17, 2018, the articles of incorporation of the Company were amended to provide for the 8,000,000 shares of Common Stock to be converted into Class A Common Stock, which shares represent the total amount of issued Class A Common Stock. As of July 18, 2018, there are 10,000,000 Class A Common Stock authorized. The company has authorized 1,000,000 Class B Common Stock. As of July 18, 2018, no Class B Common Stock has been issued. 1,500,000 Stock options for Class A Common Stock have been authorized, but no such option has been granted.

NOTE 6 – RELATED PARTY TRANSACTIONS

Cinequest owns 5% of Creatics and is owned by Haldun Hussey and Kathleen Powell, co-founders of Creatics. Five hundred thousand (500,000) shares of Common Stock has been issued to Cinequest Inc. in return for past, present, and future services and marketing to the Creatics platform and/or to Creatics Enterprises Inc. Cinequest has provided the software engineering and product design and management teams for the building of the Creatics Alpha Stage 1 prototype platform.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 9, 2018 through July 18, 2018, the issuance date of these financial statements. On July 17, 2018, the Articles pf Incorporation of the Company were amended to provide for the stockholding of the Company to be split into two classes of stock, being Class A Common Stock and Class B Common Stock, pursuant to which all then issued and outstanding shares of Common Stock were converted to Class A Common Stock, including the options to purchase Common Stock allocated to Employee and Partners, as discussed above. Following such amendment, the company had 8,000,000 issued and outstanding Class A Common Stock, 1,500,000 Class A Common Stock authorized under the stock option plan 0 of which have been granted, and 0 Class B Common Stock have been issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Creatics is pending **StartEngine Approval.**



PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal

Creatics

Social Marketplace for Creative Work

Small OPO | San Jose, CA | Consumer Internet
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

Creativity Is Changing. CREATICS is Leading the Way

A Platform that **Connects & Monetizes** A New-World Creative Ecosystem

Invest in Creatics

Creatics will be a disruptive platform and marketplace for creative work that empowers fans and creators.

Perhaps nothing has more positively impacted our world more than creativity. Technologists created the internet, smartphones, transportation, and more. Artists created film, media, books, fashion, [illegible] lives.

We believe generation Z's consumers and creators are no longer isolated from one another. Technology has changed that. The new generation is more creative and consumes more content and media than ever before. The ecosystem is looking for a way to adapt. **Enter CREATICS.**


Discover New Creations


Get Involved
FANS
CREATORS

Our mission is to empower fans and creators in this changing landscape amongst shifting paradigms.

In the traditional ecosystem, the creative process has, in our opinion, three limiting steps:

- Creators create.
- They market their creation to gatekeepers, middlemen, or small communities.
- In the best circumstances, and through narrow and hard-to-navigate channels with stringent gatekeepers, their creation is distributed to a limited audience.

Within this model, consumers remain in a passive state. They access distributed content that is marketed to them by the channels and gatekeepers. CREATICS aims to change that by enabling connection between consumers and creators. Our platform will allow for a **tangible connection between consumers and the people and products they are asked to experience.**

CREATICS shifts the paradigm to **engaged fans**



CREATICS shifts the paradigm to **engaged fans and enabled creators.**

Our system will drive creations that people *want to buy and experience.* We believe fans inform creators and vice-versa: both sides are engaged, forming a body of Filmed Media, Writing, Music, Art, Tech, and more.

Invest in CREATICS

Feature & Services

- Discovery Interactions: CREATICS will provide everyone the opportunity to present their creations and creations they love to the community via personalized and fun profile implementations. We believe community interactions drive interest and consumption rather than old-school ads and consumption-based recommendations. Additionally, sponsored showcases will further elevate community loved creative work in combination with curated presentations. The resulting marketplace becomes direct between consumer and creative product.
- Contests: Fans will engage in talent and content discovery contests and challenges, helping creators while predetermining a market for creators' finished work.
- Creativity Services & Products: Inspiring and informative how-to create videos, video conferences, and books along with luminary and professional mentoring will help people create their work and dreams.
- Gamefication and Intra-platform Currency: Activity will be rewarded on CREATICS with a fun points and currency system that provides opportunities, discounts, and benefits.



CREATICS is born from a legacy built on creativity.

Our relationship with Cinequest, a partner, has afforded CREATICS the ability to create a product we're proud of, while also entering the marketplace without initial debt. CREATICS has established a partner relationship with Cinequest Inc. In return for providing marketing and development resources, Cinequest receives CREATICS stock. By sharing Cinequest's resources, we've avoided diluting CREATICS' value ahead of release. Headquartered in the Silicon Valley, CREATICS Enterprises Inc. is the media-tech corporation that designs, develops, and operates CREATICS' services and products, backed by a team of amazing, creative individuals excited to change the creative landscape. We'll create a world by providing discovery of creative content, fun contests, fostering a creative community, and building a mutually beneficial environment for fans and creators that is efficiently monetized.

Join us!

The Offering

Investment

$1.00 per share of Class B Common Stock | When you invest you are betting Creatics' future value will exceed $9.6M.

Perks*

$300+ Complimentary Premium Account on Creatics
$1,500+ Allocation of 500 Points of Creatics Platform Currency
$5,000+ Name Recognition on the Founding Circle Site Page
$10,000+ Invitation to VIP Zoom Conference Event(s) with Creatics' Founder

*All perks occur after the offering is completed.



These Offerings are eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

"Strength comes from the people involved and how great their passion and skills are. The leaders of CINEQUEST (and now CREATICS) have both of those."

Steve Wozniak

Co-Founder Apple Inc.

Creatics: Consumers, Creators, Content, and Tech, Together

With our cutting edge platform, we believe we'll be able to engage mass audiences in discovering projects and creators that speak to them. Our platform and services will provide a **home for people seeking the tools to create and the experience to** *make* **their dreams.** We'll leverage our technology partners to create offers and implementations of work, and we'll draw on our community partners to enhance consumer benefits.

While CREATICS is not currently ready for public consumption, our Alpha Stage One Platform has been completed. In September 2018, we plan to have a fully functioning alpha with which we'll do an audience consumer campaign. We're extremely excited for what's ahead on the CREATICS platform:

Consumers / Fans

Engaged consumers will discover, upvote, and consume creative content. Contests and interactions "gamify" and connect fans with creators – providing rewards, prizes, opportunities and deals on finished creative products.

Creators

Pros and luminaries will bring creative contests and challenges to engage participants, who can win prizes and opportunities. Mentoring, books and videos share and teach how and what to create, and who can help you.

Creative Content

Both pros and aspiring creators will present finished and potential work and products through their profile galleries. Fans and Creators play a game where they interact with each other and upvote gallery content (and creators) into special showcase and consumption opportunities.

Tech Partners

Technologies will be discovered, adapted, and promoted through the tech ecosystem, and technologies are integrated into diverse contests and opportunities.





The Current Creativity Gatekeepers Stifle Discovery and Creativity

Our founding team has credibility in discovering and developing talent and technology that will drive the future of media and creativity. We're painfully familiar with the current world of creativity and discovery: a world where creators are disconnected from passive consumers.

Our long track record of discovering talent and technology at Cinequest drives us toward the future of media and creativity. **We want to make a world in which the creative process can thrive - and where consumers can connect to products.**

Currently and to our knowledge, there is no apparent existing specific competition to our business model. While some companies have elements in common with CREATICS, such as Kickstarter, the former American Idol, and Adobe's Behance, none meld Consumers, Creators, Content and Tech as seamlessly as Creatics plans to.

With Creatics, The Benefits Are On All Sides

Creators

On CREATICS' platform, creators will be talent in productions, create exciting and interesting presentations, and will give users a behind-the-scenes look into their shows. They'll provide CREATICS with social marketing opportunities and bring a wide circle of friends to the space.

Content

CREATICS will foster this new creative ecosystems' products: movies, fashion, tv, tech, art, dance, music and more. Our platform will create how-to and inspirational tools, mentoring relationships, videos, books.

building our audience.

In return, creators will get a large audience, access to great roles, amazing producers, and help with building their fan base.

In return, CREATICS will provide sales, a predetermined market of content sales and subscriptions.

Technology Partners

Our technology partners will provide CREATICS with product demos, drawings and prizes, and discovery prizes. In return they'll get an authentic audience, marketing and ad benefits, product placement and implementations, and increased sales.

Consumers

Our consumers will bring their circle of friends, social marketing, referrals and content influence, plus they'll give recommendations via contests. In return they'll get to experience creative opportunities, participate in activations, gain credit and influence, and get access to exclusive content and experiences. Plus, they'll get a "deal" on the finished projects they've helped influence.



Generation Z Represents $44B Marketplace

CREATICS' products benefit people of all ages. CREATICS' aim is to adapt to Generation Z's desire for engagement in the creative process and make those consumers (fans) a market priority. **This generation craves creative work and services, and is a significant market.**

- Generation Z's consumers feel a deep need to connect with the creative products they consume.
- There is currently a lack of tools and knowledge in the space to support creativity and collaboration in this changing landscape.

Gen Z is comprised of individuals born after 1994. According to a study from IBM and the National Retail Federation, they **represent 26% of the US population** (roughly 80M people). They're the largest age group - with about **$44B in direct annual spending**. Globally, Gen Z comprises about 2.5B people with $143B direct spending. Gen Z has *major influence* on their family's spending. Let's engage them.

300M Users

Gen Z makes user-creative content. Snapchat has over 300M monthly active users worldwide, while YouTube has 1.5B monthly users and 5B videos watched daily.

$800M

Consumers crave creator discovery: *American Idol* peaked at 29M viewers with revenues over $800M.

$3.6B

Consumers feel the need to participate. Kickstarter boasts $3.6B raised to date with over 390K projects successfully funded.

Invest in Creatics

CREATICS presents a team of proven Silicon Valley entrepreneurs collaborating with dynamic young product designers and engineers from Stanford and the Valley's finest institutions. Founders have substantial success and profitable track record of meeting the challenges and opportunities inherent in monetizing creative products and producing impactful creations.



CREATICS Founders have funded the genesis and seed rounds (including builds and tests of our platform) internally and through partnerships.

The founders, Halfdan Hussey & Kathleen J. Powell, have successfully built two legacy organizations, Cinequest & Picture The Possibilities. They have a proven track-record of meeting the challenges of producing creative content and monetizing it with consumers.

The team understands the large business opportunity in the world of creative products and services, the Gen Z market, as well as the failure of current systems to provide adequate (discovery and engagement) opportunity for both creators and consumers.

Join us in changing the creative landscape for the next generation.



April 2017
Creatics Platform Alpha Design is Finished
Founders and Stanford product designers finish design and user tests for Creatics Platform Alpha.

July 2017
Our Team Is Assembled
Founders fund and hire first team of three software engineers and one product-architect manager to build Alpha version 1.0.

April 2018
Alpha Version 1.0
First version of our platform is finished and user tests are conducted.

May 2018
Alpha 2.0
Design for a fully functioning Alpha 2.0 is completed.

June 2018
Alpha 2.0
Engineering team begins building Alpha 2.0.

July 2018
Launched on StartEngine
Now YOU can own a part of our company!

September 2018
2.0 Is Complete
Fully functioning and user tested Creatics Platform Alpha 2.0 is complete. (Anticipated)

October 2018
Expansion
Aggressive user acquisition campaign begins. (Anticipated)

December 2018
User Base Expands
100,000K registered users by the end of 2018. (Anticipated)

Meet Our Team



Halfdan Hussey
CEO, Co-Founder and Director

Halfdan (hallf' dun) was a math prodigy who fell in love with the power of art and later technology. In addition to co-funding and building the legacy company Cinequest, Halfdan has written books, produced movies, and been a confidante to many Silicon Valley technologists and entrepreneurs. He knows the good, the bad, and the ugly of today's producing and monetization of creative



Kathleen J. Powell
Co-Founder and Director

Combining a diverse background in computer engineering and producing, plus a passion to bring the transformative vision of youth and creators to the world, Kathleen J. Powell is the Co-Founder of Creatics Enterprises and the President of Cinequest. Although gifted in math and science, the teenage Kathleen answered her father's question about her future as

content. Creatics is the evolution of Halfdan's work to empower great creations and to connect people to these creations and to each other in spectacular ways. It also continues his lifelong passion to inspire others to create their dreams and get rewarded in the process. Metro Newspapers named Halfdan one of the 25 people who dramatically changed the Silicon Valley over the past decades. Halfdan has served as the Director & Co-Founder of Cinequest from its inception and as the CEO over the past 15 years working full time for the company. He has served as the Co-Founder & CEO of Creatics Enterprises since its inception in 2018 to present working full time and this is his primary role. When Creatics hits an inflection point in revenues and operational need, he will transition his role at Cinequest to Chair of the Board.

follows: "I want to be a truck driver." He convinced her to forego this apparent passion to pursue higher education. While gaining her Masters in computer science, a group of visionary artists convinced her to join their feature film project which premiered at Venice. Inspired, she would soon Co-Found Cinequest in the Silicon Valley. Cinequest brings together the Silicon Valley's spirit of innovation and technology with the creative arts to empower innovators, artists, youth, and audiences. Kathleen is happy to report, that under her leadership, Cinequest has been profitable each of its years in existence. Kathleen has served as the President & Co-Founder of Cinequest from its inception and over the past decade working full time for the company and this is her primary role. She is the Co-Founder of Creatics Enterprises since its inception in 2018 and is working full time with the company.



Japneet Kaur
Project Manager and Software Engineer

Japneet delivered a 3.9/4.0 gpa for her Masters in Engineering Management from SJSU. She's a gifted project manager and coder as well. Japneet manages the Creatics engineering teams and translates the CEO and Design team's vision into clear modules for coding and development.



Wen-Chieh Tai
Software Engineer

One of the founding members of the Creatics software development team, Wen-Chief was a top performer at Santa Clara University's Engineering Masters program. He's a gifted coder and problem solver tasked w the Alpha prototype platform builds.



Selina Her
Founding Product Designer

Selina is a very accomplished Stanford University designer who graduated with a 3.96/4.0 gpa and majored in Science, Technology, and Society (STS). She's passionate about using design thinking to help people unleash their full creative, collaborative, and productive potential. Selina designed the Creatics prototype and loves playing the Harp, Social Dancing and her dog Latte. "I believe that strong design with integrity is interdisciplinary and human-centered-- combining psychology, user research/testing, prototyping, and more."



Gary LaDrido
Board of Advisors, Investor Relations

Gary LaDrido is a sustainable capital markets professional with 20 years of experience. Previously, Gary was a Vice President and member of Morgan Stanley's Clean Energy Team where he advised private companies on raising capital, timing to initial public offering (IPO) and associated valuation considerations. As a Management Consultant with Renewable Investors, Gary has advised large, multinational corporates, government agencies as well as global and local NGOs on how to collaborate with stakeholders to develop innovative, value added, ideas necessary to achieve the United Nations Sustainable Development Goals. Gary earned a BS from the University of Southern California and received his MBA from the UCLA Anderson School of Management.



Matt Opsal
Product Manager

"You make a living by what you get; you make a life by what you give." - Sir Winston Churchill Matthew serves as the Product Manager for Creatics, working to implement and enhance the design team's features and products and the CEO's vision. Previously Matt has worked with the founders as the Director of Digital Content and Product Manager for Cinequest where he has collaborated with leading Silicon Valley partners to integrate new and emerging media technologies. Matt has constantly streamlined the operational aspects of Cinequest and successfully launched innovative online content distribution services, content production contests, internet consumer sales, websites, and cross-platform tablet and mobile applications. Matt is driven by the knowledge that his work impacts people in a meaningful way. Matt's love for the creative world continues outside of work where he loves working on new technologies, digital photography, and design, while staying active playing hockey.



Abhishek
Chief Architect & Developer

Abhishek is a brilliant Full Stack Developer and the Architect of the Creatics platform. He grew up in West Bengal and was a top performer in the SJSU Engineering Masters program. His consumer experiences include the telecom and finance industries. Abhishek is building a scalable platform with great flexibility to add exciting features to Creatics down the line.



Avani Bhatnagar
Software Engineer

Avani is a FT, Full-stack developer handling projects and builds for the Alpha Stage 2 Platform. She is a member of the Womens Society of Engineers.



Amey Nawale
Software Engineer

Amey is a FT, Full-stack developer for the Alpha Stage 2 Platform. He completed his B.S. in computer engineering from Prune and is completing his Master in C.S. from SJSU.

Maximum 107,000 shares* of Class B Common Stock ($107,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 10,000 shares of Class B Common Stock ($10,000)

Company	Creatics Enterprises Inc.
Corporate Address	410 S. 1st St., San Jose, CA 95113
Description of Business	Creatics is a platform and marketplace for creative work empowering fans and enabling creators.
Type of Security Offered	Class B Common Stock
Purchase Price of Security Offered	$1.00 per share.
Minimum Investment Amount (per investor)	$300

Perks*

$300+ Complimentary Premium Account on Creatics

$1,500+ Allocation of 500 Points of Creatics Platform Currency

$5,000+ Name Recognition on the Founding Circle Site Page

$10,000+ Invitation to VIP Zoom Conference Event(s) with Creatics' Founder

All perks occur after the offering is completed.

<u>**The 10% Bonus for StartEngine Shareholders**</u>

Creatics Enterprises Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 300 shares of Class B Common Stock at $1 / share, you will receive 30 Class B Common Stock bonus shares, meaning you'll own 330 shares for $300.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.


Form C Filings


[SHOW MORE]

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Creatics to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

Video #1:

00:00 I'm Holton and welcome to Creatics, an

00:03 exciting platform and marketplace for

00:05 creative work that connects and empowers

00:08 fans and creators I was a math guy who

00:12 fell in love with the force of art and

00:14 later technology and my partners and I

00:17 founded Cinequest a legacy company that

00:19 has inspired and empowered artists

00:21 innovators youth and fans across the

00:24 globe to create and to connect and along

00:27 this journey I've learned that

00:29 creativity is becoming more and more

00:30 important to everyone these days

00:32 especially youth however the ways of the

00:35 world severely limit creative products

00:39 and services thus Creatics is born, founded by an exciting team

00:44 of Silicon Valley and Stanford engineers

00:47 and designers Creatics is shifting

00:50 paradigms to bring amazing opportunity

00:52 to fans and creators alike

00:55 now we've already built the Alpha

00:57 prototype and I invite you to invest in

00:58 Text on screen: *"Strength comes from the people involved and how great their passion and skills are. The leaders of Cinequest (and now Creatics) have both of those. That's why it's been with us for some time and will still be here long into the future." - Steve Wozniak (Co-Founder, Apple Inc.)*

00:59 the completion of the platform and the

01:02 future of creativity we have a major

01:04 business opportunity and I welcome you

01:07 to join us on our journey to make the

01:09 dreams of Creatics everywhere, a reality

01:12 thank you

01:13 [Music]

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:12 PM 05/31/2018
FILED 02:12 PM 05/31/2018
SR 20184726151 - File Number 6910559

CERTIFICATE OF INCORPORATION
OF
Creatics Enterprises Inc.

FIRST: The name of the corporation is: Creatics Enterprises Inc.

SECOND: Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

THIRD: The purpose of the corporation is to engage in any lawful activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the corporation is authorized to issue is 10,000,000 shares having a par value of $0.000100 per share.

FIFTH: The business and affairs of the corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by ballot unless required by the bylaws of the corporation.

SIXTH: This corporation shall be perpetual unless otherwise decided by a majority of the Board of Directors.

SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of Delaware, the board of directors is authorized to amend or repeal the bylaws.

EIGHTH: The corporation reserves the right to amend or repeal any provision in this Certificate of Incorporation in the manner prescribed by the laws of Delaware.

NINTH: The incorporator is Harvard Business Services, Inc., whose mailing address is 16192 Coastal Highway, Lewes, DE 19958.

TENTH: To the fullest extent permitted by the Delaware General Corporation Law a director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware do make and file this certificate, and do certify that the facts herein stated are true; and have accordingly signed below, this May 31, 2018.

Signed and Attested to by: _Richard H. Bell II_

Harvard Business Services, Inc., Incorporator
By: Richard H. Bell, II, President

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:06 AM 07/17/2018
FILED 11:06 AM 07/17/2018
SR 20185696560 - File Number 6910559

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Creatics Enterprises Inc., resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH" so that, as amended, said Article shall be and read as follows:

FOURTH:

The aggregate number of shares that the Corporation shall have the authority to issue is 11,000,000 shares of capital stock, all with a par value of $0.0001. The Corporation is authorized to issue two classes of capital stock designated as Class A Common Stock and Class B Common Stock. The corporation is authorized to issue 10,000,000 shares of Class A Common Stock and 1,000,000 shares of Class B Common Stock, with a par value of $0.0001 per share.

A. Class A Common Shares

The class "Class A Common Stock" shall consist of 10,000,000 common shares, which the Board of Directors may increase as herein required, or otherwise at the sole discretion of the Board of Directors. The rights, preferences, and limitations of the Class A Common Shares are as follows:

(i) Voting Rights. Holders of Class A Common Stock shall have the exclusive right to vote on all issues presented to the shareholders. Each share of Class A Common Stock shall be entitled to one vote.

(ii) Dividends. Holders of Class A Common Stock shall be entitled to receive the dividends that may be declared by the Board of Directors to the extent that the funds are legally available for the declaration and payment of dividends.

(iii) Distribution of Assets. In the event of the voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, holders of Class A Common Stock shall be entitled to receive pro rata with the

holders of the Class B Common Stock, on a share-by-share basis (regardless of class), available for distribution to its shareholders.

B. Class B Common Shares

The class "Class B Common Stock" shall consist of 1,000,000 common shares, which the Board of Directors may increase as herein required, or otherwise at the sole discretion of the Board of Directors. The rights, preferences, and limitations of the Class B Common Shares are as follows:

(i)   No Voting Rights. The holders of Class B Common Stock shall have no voting rights except as otherwise required by Delaware corporate law.

(ii)   Dividends. Holders of Class B Common Stock shall be entitled to receive the dividends that may be declared by the Board of Directors to the extent that the funds are legally available for the declaration and payment of dividends.

(iii)   Distribution of Assets. In the event of the voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, holders of Class B Common Stock shall be entitled to receive pro rata with the holders of the Class A Common Stock, on a share-by-share basis (regardless of class), available for distribution to its shareholders.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 16th day of July, 2018.

By:_____
        Authorized Officer

Title: CEO & Co-Founder
Name: Halfdan Hussie